UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated December 10, 2020, announcing that the Company has been awarded a “B” score by the Carbon Disclosure Project for taking coordinated action on climate issues.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: December 10, 2020

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Thursday 10 December 2020 – 8:00 a.m. CET _______________________________________

EURONAV OBTAINS “B” SCORE FROM CARBON DISCLOSURE PROJECT FOR ACTIONS AGAINST CLIMATE CHANGE

Highlights:

•	Carbon Disclosure Project (CDP) awards Euronav with a ‘B’ score for taking ‘coordinated action on climate issues’
•	This is the first time Euronav has submitted to the world’s leading environmental disclosure platform
•	Euronav’s score is higher than the marine transport sector average

ANTWERP, Belgium, 10 December 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) announces that it has been awarded a B score for taking coordinated action on climate issues by the Carbon Disclosure Project (CDP). This global non-profit organization has run the world’s leading environmental disclosure platform for over 20 years. In 2020, 9,600 companies worldwide shared data on their environmental impact in relation to climate change, forests, and water with the CDP. Euronav has submitted its sustainability credentials to the CDP platform for the first time this year, as part of an ongoing commitment to increase the company's transparency in this area.

Hugo De Stoop, CEO and Chairman of the Sustainability Committee of Euronav said: “This recognition by CDP is a tangible acknowledgement of the efforts the Company has put into the realization of a sustainable future of our activities. Our commitment towards sustainability is embedded in the company’s strategy since its creation 25 years ago. Shipping already has a notable track record when it comes to sustainability but there is always room for improvement, and this is a recognition of a process underlying our ambitions on continuously reducing our carbon footprint.”

Management band

The CDP score ranges from A to D, with A being the best possible rating, and is based on independent assessment against the scoring criteria of the CDP. The B score obtained puts Euronav in the ‘Management band’. Companies in this band are undertaking further steps to effectively reduce emissions, indicating more advanced environmental stewardship. Euronav’s score is higher than the marine transport sector average of C.

The report also shows that Euronav obtained an A category score for ‘Risk management processes’ and ‘Emissions reduction initiatives’. A category score A- was also awarded for ‘Risk and opportunity disclosure’ and ‘Business strategy and financial planning’.

PRESS RELEASE Thursday 10 December 2020 – 8:00 a.m. CET _______________________________________

Sustainability, part of Euronav’s DNA

The disclosure through CDP is just one of many actions Euronav is undertaking to help reshape the shipping and crude tanker industries. An active supporter of various international climate focused initiatives such as the Poseidon Principles and the Getting to Zero coalition, Euronav recently announced a new USD 713 million sustainability loan with built in climate related targets. A strong focus on high corporate governance standards and application of similarly high social standards within the company form the bedrock of Euronav’s commitment to sustainability. A complete list of this and other ESG related initiatives can be found on www.euronav.com/sustainability.

Transparency becomes business norm

In 2020, 515 investors with USD 106 trillion in assets and 150+ large purchasers with over USD 4 trillion in buying power requested thousands of companies to disclose their environmental data through CDP. The growth in corporate disclosure – which has now reached 9,600 companies worldwide in 2020 – is evidence that transparency around environmental impact is now a business minimum standard.

The full CDP report can be found on the Company’s website: www.euronav.com/sustainability/publications.

The companies disclosing through CDP can be accessed here: https://www.cdp.net/en/responses.

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Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

About CDP
CDP is a global non-profit that drives companies and governments to reduce their greenhouse gas emissions, safeguard water resources and protect forests. Voted number one climate research provider by investors and working with institutional investors with assets of USD 106 trillion, CDP leverages investor and buyer power to motivate companies to disclose and manage their environmental impacts. Over 9.600 companies with over 50% of global market capitalization disclosed environmental data through CDP in 2020. This is in addition to the over 920 cities, states and regions who disclosed in 2019, making CDP’s platform one of the richest sources of information globally on how companies and governments are driving environmental change. CDP is a founding member of the We Mean Business Coalition. Visit https://cdp.net/en or follow @CDP to find out more.

PRESS RELEASE Thursday 10 December 2020 – 8:00 a.m. CET _______________________________________

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 45 VLCCs (four to be delivered), 26 Suezmaxes (one of which is in a joint venture and two vessels time chartered in) and 2 FSO vessels (both owned in 50%-50% joint venture).

Announcement of Q4 Results: Thursday 4 February 2021

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.